Exhibit 99.1

DRAGONWAVE ANNOUNCES RECEIPT OF APPLICATION TO APPOINT RECEIVER AND TSX DELISTING REVIEW

Ottawa, July 28, 2017 — DragonWave Inc. (TSX:DRWI)(NASDAQ:DRWI) (“DragonWave” or the “Company”) announces today that the company’s secured lenders Comerica Bank and Export Development Canada have filed an application with the Ontario Superior Court of Justice (the “Application”) to appoint KSV Kofman Inc. as receiver (the “Receiver”) over the business and assets of the Company. The Application is scheduled to be heard on July 31, 2017 at 9:30 a.m.  The secured lenders have expressed their intention to pursue a short, court-supervised sale process conducted by the Receiver to attract interested purchasers or investors in an effort to maximize value for the lenders and other stakeholders.

The Company also announces that it has received notice from the Toronto Stock Exchange (“TSX”) that the TSX is reviewing the eligibility for continued listing of the Company’s securities pursuant to Part VII of the TSX Company Manual (the “Company Manual”). Specifically, the TSX is reviewing whether any of the delisting criteria outlined in section 708 (Insolvency) and sections 709 and 710(a)(i) (Financial Condition and/or Operating Results) of the Company Manual are applicable to the Company. The Company is being reviewed under the Expedited Review Process of the TSX. As a result, the Company’s shares have been suspended from trading until further notice. A meeting of the Continued Listing Committee of the TSX (the “Meeting”) is scheduled to be held on July 31, 2017 at 2:00 p.m. (EDT) to consider whether or not to delist the securities of the Company. If the Company’s securities are delisted from the TSX, the Company may consider an alternative listing on the TSX Venture Exchange or NEX.

In addition, Nasdaq has informed the Company that they intend to issue a notice of delisting to the Company on Monday, July 31, 2017 with delisting to occur on Wednesday, August 2, 2017.  In connection with the suspension of trading on the TSX, Nasdaq has also suspended trading.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave’s restructuring efforts, efforts to reduce operating expenses and address working capital, and identification and assessment of strategic alternatives in relation to short term liquidity requirements. These statements are subject to certain assumptions, risks and uncertainties, including DragonWave’s ongoing efforts to manage cash flows and liquidity. In particular, this press release contains forward- looking statements pertaining to (i) the Company’s inability to remedy breaches of certain covenants in its credit facilities; (ii) whether the Court will appoint the Receiver over the Company’s assets; and (iii) whether the Company’s securities will be delisted from the TSX. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Further material risks and uncertainties relating to our business are described under the heading “Risks and Uncertainties” in the MD&A dated July 12, 2017 and in the Company’s Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov respectively.  DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.